Michael Malone
Tel 214.665.3691
Fax 214.665.5991
malonem@gtlaw.com

November 3, 2010

VIA EDGAR AND FAX NO. (202) 772-9368

Securities and Exchange Commission
Mail Stop 7010
100 F St., N.E.
Washington, DC 20549
Attention: H. Roger Schwall

Re:	San Juan Basin Royalty Trust Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 1-08032
Dear Mr. Schwall:
This firm serves as legal counsel to Compass Bank in its capacity as the Trustee of the San Juan Basin Royalty Trust (the “Trust”). In regard to the comments of the staff of the Securities and Exchange Commission set forth in the comment letter dated September 28, 2010, the Trust respectfully submits the following responses. For your convenience, we have repeated each comment of the Staff exactly as it appears in the comment letter and provided a response below each comment. Capitalized terms used and not otherwise defined in this letter have the meaning as set forth in the Trust’s Form 10-K for fiscal year-ended December 31, 2009. This letter supplements that filed on October 27, 2010, and is submitted solely for the purpose of delivering the revised report of Cawley, Gillespie & Associates referred to in our response to your comment 5, below, as that attachment was inadvertently omitted from our original filing.
Background
The following is some background information concerning the Trust that you may find helpful in reviewing the Trust’s responses to the comment letter.
The Trust is an express trust created under the laws of the state of Texas by the San Juan Basin Royalty Trust Indenture entered into on November 3, 1980, between Southland Royalty Company and The Fort Worth National Bank.
On October 23, 1980, the stockholders of Southland Royalty approved and authorized that company’s conveyance of a 75% net overriding royalty interest (equivalent to a net profits interest) to the Trust for the benefit of the stockholders of Southland Royalty of

Securities and Exchange Commission
November 3, 2010

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record at the close of business on the date of the conveyance (the “Royalty”) carved out of that company’s oil and gas leasehold and royalty interests in properties located in the San Juan Basin of northwestern New Mexico. Subsequent to the conveyance of the Royalty, through a series of assignments and mergers, Southland Royalty’s successor became Burlington Resources Oil & Gas Company LP (“BROG”). BROG is the principal owner and operator of the underlying properties. It is our understanding that ConocoPhillips is the parent of Burlington Resources, Inc., which in turn is the parent of BROG.
The function of the Trustee is to collect the net proceeds attributable to the Royalty, to pay all expenses and charges of the Trust, and then distribute the remaining available income to the unit holders of the Trust. The Trust is not empowered to carry on any business activity and has no employees. Neither does it have a board of directors nor an audit committee. All administrative functions are performed by the Trustee.
Due to the pass-through nature of the Trust, BROG provides much of the information disclosed in the periodic reports filed by the Trust with the Commission. The Indenture does not require BROG to update or provide information to the Trust. Under the conveyance transferring the Royalty to the Trust, BROG is obligated to provide the Trust with certain information concerning calculations of net proceeds owed to the Trust, among other information.
The Trustee receives periodic updates from BROG regarding activities related to the Trust. Accordingly, the Trust’s ability to timely report certain information required to be disclosed in the Trust’s periodic reports is dependent on BROG’s timely delivery of that information to the Trust. BROG is contractually obligated to deliver some but not all of the information required by the Trust to complete its periodic reports.
Responses to Staff’s Comments
Form 10-K for Fiscal Year-Ended December 31, 2009
Properties, page 6
Oil and Gas Production, page 8
1. Please tell us how you considered the guidance in Item 1204(a) of Regulation S-K to disclose production for the last three fiscal years at the field level.
Response:
The Trust respectfully advises the Staff that all of the production giving rise to the Royalty is from properties located in the San Juan Basin of northwestern New Mexico. The Trust understands that the intent of the guidance in Item 1204(a) is to identify the applicable production area and to disclose the production therefrom. The Trust is of the

Securities and Exchange Commission
November 3, 2010

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opinion that reference to the “San Juan Basin” adequately informs the secondary market of the applicable production area. Further, the Trust is unaware of any commonly used field designations within the San Juan Basin.
Oil and Gas Reserves, page 9
2. We note your disclosure stating, “Based on information provided by BROG, there were 193 PUDs identified as of December 31, 2008, as compared to 139 as of December 31 , 2009. Due to changes in applicable federal regulations, the current estimate no longer includes 59 PUDs identified but not drilled within five years from date of booking. The current estimate has also been adjusted to take into account the elimination of PUDs no longer deemed commercial due to declines in the market price of natural gas, as well as new PUDs identified during the year and those converted to proved developed...” Please expand your disclosure to quantify the number of proved undeveloped reserves converted to proved developed reserves during 2009 in compliance with Item 1203(b) of Regulation S-K.
Response:
The Trust supplementally advises Staff and submits that for the year ended December 31, 2009, an aggregate of 9.4 Mbbls of oil and 3,717 MMcf of gas were converted from proved undeveloped reserves to proved developed reserves. The Trust also respectfully submits that it not be required to revise its filed disclosures and will make this clarification in the Trust’s next Annual Report on Form 10-K.
Controls and Procedures, page 29
3. We note your disclosure that the Trustee has evaluated the Trust’s disclosure controls and procedures as of December 31, 2009, and has concluded that such disclosure controls and procedures are effective at the reasonable assurance level to ensure that material information related to the Trust “is gathered on a timely basis to be included in the Trust’s periodic reports.” Please revise your disclosure to clarify whether the Trustee has also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. See Exchange Act Rule 13a-15(e). This comment also applies to your quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2010.
Response:
The Trust notes Staff’s comment and respectfully submits that the Trustee has also concluded that its disclosure controls and procedures are effective to ensure that information required to be disclosed by the Trustee in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the

Securities and Exchange Commission
November 3, 2010

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timeframes specified in the Commission’s rules and forms. The Trust also respectfully submits that it not be required to revise its filed disclosures and will make this clarification in the Trust’s next Quarterly Report on Form 10-Q.
Exhibit 31
4. We note your modifications to paragraph 5 of the certification required by Item 60l(b)(31) of Regulation S-K. Please tell us what consideration you gave to the guidance set forth in Question 161.10 of the Exchange Act Rules Compliance and Disclosure Interpretations, available at http://sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.
Response:
The Trust respectfully submits that the Trustee, acting through Lee Ann Anderson, Vice President and Senior Trust Officer, is responsible for engaging the external auditor and for pre-approving audit and non-audit services, and is the party to whom the registered public accounting firm is reporting critical accounting policies and practices. The Trust has no executive or financial officers, but the Trustee monitors for potential significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, or fraud involving those who have a significant role in the registrant’s internal control over financial reporting. As a grantor royalty trust, there is no corporation or individual serving as the general partner of a limited partner in the chain of ownership of the registrant.
Exhibit 99.1
5. Please obtain a revised report from Cawley, Gillespie & Associates, Inc. that includes all of the disclosure required by Item 1202(a)(8) of Regulation S-L. For example, the current report does not address the portion of the Registrant’s reserves covered by the report and geographic area, assumptions, methods and procedures used in connection with the preparation of the report, the primary economic assumptions, the inherent uncertainties of reserves estimates, or the possible effects of regulation on the ability of the registrant to recover the estimated reserves.
Response:
The Trust supplementally advises Staff and submits that it has obtained a revised report from Cawley, Gillespie & Associates (please see the attached revised report from Cawley, Gillespie & Associates) and will file this revised report with the Trust’s next Annual Report on Form 10-K. The Trust also calls your particular attention to the first paragraph of the report as the 100% portion of reserves and to the geographic area.

Securities and Exchange Commission
November 3, 2010

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Please also see the first two paragraphs on page two of the report as related to the assumptions, methods and procedures utilized in the preparation of the report and paragraph three, below that, as to the inherent uncertainties.
6. The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of San Juan Royalty Trust. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc.” As item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.
Response:
While the Trust respectfully submits that item 1202(a)(8) does not expressly prohibit such statements in a filed reserve report, we have, nevertheless, obtained and attached hereto a revised version of the Cawley, Gillespie & Associates, Inc. letter with the noted limiting language omitted, and will obtain and file a report letter in this format with the Trust’s next Annual Report on Form 10-K.
In submitting the above responses, the Trust acknowledges that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can be of any further assistance, please do not hesitate to contact me at 214-665-3691.
Very truly yours,
/s/ Michael L. Malone
Michael L. Malone
Enclosure

cc:	Lee Ann Anderson, Compass Bank John Dickey [Firm] Tracey McNeil, Securities and Exchange Commission Laura Nicholson, Securities and Exchange Commission

February 22, 2010
Ms. Lee Ann Anderson
San Juan Basin Royalty Trust
Compass Bank, Trustee
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76116

Re:	Evaluation Summary
San Juan Basin Royalty Trust Interests
Proved Reserves
As of December 31, 2009

Dear Ms. Anderson:
     As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of the proved reserves owned by the San Juan Basin Royalty Trust, all of which are located in the San Juan Basin of northwestern New Mexico.
     Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved Reserves
		Producing	Non-Producing	Undeveloped	Total

Net Reserves
Oil/Condensate	- Mbbl	193.8	2.8	10.8	207.4
Gas	- MMcf	125,445.3	2,326.0	6,064.6	133,835.9

Revenue
Oil/Condensate	- M$	10,076.4	144.8	560.1	10,781.4
Gas	- M$	467,168.8	8,862.4	22,035.4	498,066.6

Production Severance Tax	- M$	43,499.9	820.7	2,060.1	46,380.7

Operating Expense	- M$	0.0	0.0	0.0	0.0

Operating Income (BFIT)	- M$	433,745.3	8,186.5	20,535.4	462,467.3

Discounted @ 10%	- M$	264,073.8	4,394.9	9,564.7	278,033.4

Ms. Lee Ann Anderson
San Juan Basin Royalty Trust Interests
February 22, 2010

     The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.
     As to the assumptions, methods and procedures used in connection with the preparation of this report, prices were forecast in accordance with Securities and Exchange Commission guidelines using average annual prices of $3.262 per MMBtu (San Juan) and $61.18 per barrel (WTI Cushing). Gas price adjustments were specified by property with values ranging from 0.65 to over 1.50. The oil price was adjusted for an overall differential of -$9.20 per barrel.
     Operating expenses and capital costs were based on an analysis of data provided by ConocoPhillips (on behalf of Burlington Resources Oil & Gas Company LP). Operating expenses include direct lease operating expenses and administrative overhead. Investments include drilling costs, work-over costs and production equipment costs. Severance taxes were forecast as 9.8% and 9.1% of oil and gas revenue, respectively. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.
     The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. Due to the inherent uncertainties of reserves estimates, it should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
     The reserve estimates were based on interpretations of factual data furnished by ConocoPhillips and the San Juan Basin Royalty Trust. Liquid and gas price information, cost and expense history, subject wells and ownership were supplied by ConocoPhillips and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.
     Our work-papers and related data are available for inspection and review by authorized parties.
Respectfully submitted,
CAWLEY, GILLESPIE & ASSOCIATES, INC.
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